SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

26 August 2003	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Increased Revenues of NIS 150.9 Million in Q2 2004-
12% Increase Compared to Q2 2003

NETANYA, Israel, August 26, 2004 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported second-quarter 2004 financial results. In this quarter, as in the previous quarter, Matav’s financial results are proportionally consolidated with HOT Vision Ltd. (formerly ICP Ltd). The consolidation has no substantial effect on Matav’s financial results.

Revenues for the second-quarter increased to NIS 150.9 million (US$33.6 million) from NIS 134.4 million (US$29.9 million) in second-quarter 2003. The increased revenues stem mainly from higher ARPU as well as from higher sales of fast Internet access services. Revenues for the six-month period increased to NIS 298.5 million (US$66.4 million) from NIS 264.7 million (US$58.9 million) in the comparable period in 2003.

At June 30, 2004, Matav had approximately 263,200 subscribers, compared with approximately 265,400 at March 31, 2004. During second-quarter 2004, the company’s ARPU rose to NIS 212.4 (monthly, including 17% value-added tax) compared with NIS 191.0 in the second quarter of 2003. The company’s fast Internet access service has attracted more than 80,000 subscribers to date.

Second-quarter operating expenses totaled NIS 120.6 million (US$26.8 million) compared with NIS 115.9 million (US$25.8 million) in the year-earlier period. The increase in operating expenses is mainly due to increased content expenses as a result of increased demand for tiering services as well as increased expenses related to the Company’s fast Internet service. This increase was slightly offset by a decrease in the Company’s depreciation costs. Operating expenses for the six-month period totaled NIS 240.9 million (US$53.6 million) compared with 233.5 million (US$51.9 million) for the comparable period in 2003.

Second-quarter gross profit improved 63.8% to NIS 30.3 million (US$6.7 million) from 18.5 million (US$4.1 million) in second-quarter 2003. Gross profit for the six-month period increased to NIS 57.6 million (US$12.8 million) from 31.2 million (US$6.9 million) in the comparable period in 2003.

Second-quarter selling and marketing expenses totaled NIS 16.5 million (US$3.7 million), compared with NIS 9.4 million (US$2.1 million) for second-quarter 2003. The increase is due mainly to higher advertising expenses associated with the continued penetration of the “HOT” brand in the Israeli market, as well as due to increased marketing expenses associated with the fast Internet service. Selling and marketing expenses for the six-month period reached NIS 31.4 million (US$7 million) compared with 19.5 million (US$4.3 million) for the comparable period in 2003.

Second-quarter G&A expenses totaled NIS 10.4 million (US$2.3 million), compared with NIS 11.3 million (US$2.5 million) for second-quarter 2003. G&A expenses for the six-month period totaled NIS 20.5 million (US$4.6 million), compared with 23.1 million (US$5.1 million) for the comparable period in 2003.

Second-quarter operating profit totaled NIS 3.3 million (US$0.7 million), compared with an operating loss of NIS 2.2 million (US$0.5 million) for second-quarter 2003. Operating profit for the six-month period totaled NIS 5.7 million (US$1.3 million), compared with an operating loss of 11.4 million (US$2.5 million) for the comparable period in 2003.

Second-quarter EBITDA improved 3.3% to NIS 37.8 million (US$8.4 million) from NIS 36.6 million (US$8.1 million) in second-quarter 2003. EBITDA for the six-month period totaled NIS 74.1 million (US$16.4 million), compared with NIS 68.0 million (US$15.1 million) in the comparable period in 2003.

Second-quarter financing expenses declined to NIS 16.2 million (US$3.6 million) from NIS 30.7 million (US$6.8 million) for the comparable quarter in 2003. The two numbers are not precisely comparable since the latest quarter’s figure is nominal while the results for a year earlier are adjusted for the CPI. However, a substantial part of the reduction could be attributed to two factors: a reduction in the Company’s net debt and a decrease in interest rates. Financing expenses for the six-month period decreased to NIS 28.5 million (US$6.3 million) from NIS 45.5 million (US$10.1 million) in the comparable period in 2003.

Matav’s share in affiliated companies’ profits in the second quarter was NIS 2.6 million (US$0.6 million) compared with NIS 7.8 million (US$1.7 million) in second-quarter 2003. The decrease is due mainly to a decline in Matav’s share in Partner Communications’ profits and due to Matav’s share in Hot Telecom’s losses. Hot Telecom was established as a limited partnership between the three cable companies in order to offer communication services over the cable infrastructure in Israel. Matav’s share in affiliated companies’ profits for the six-month period totaled NIS 6.3 million (US$1.4 million) compared with NIS 11.2 million (US$2.5 million) in second-quarter 2003

Matav reported second-quarter net loss of NIS 28.2 million (US$6.3 million), or NIS 0.96 (US$0.21) per ordinary share, compared with a net loss of NIS 22.6 million (US$5 million), or NIS 0.78 (US$0.17), for the year-ago quarter. Net loss for the six-month period reached NIS 35.2 million (US$7.8 million), or NIS 1.2 (US$0.27) per ordinary share, compared with a net loss of NIS 47.1 million (US$10.5 million), or NIS 1.63 (US$0.36), for the year-ago period.

Matav’s CEO, Amit Levin, commented: “Most of the improvement trends that we have seen in previous quarters continued in the present quarter, and once again we successfully increased our revenues. However, since the Israeli international telephony market has recently opened up for competition and since Barak is facing financial difficulties, we decided to perform a re-valuation of our investment in Barak Ltd. As a result of Barak’s re-valuation, we decided to write-off our investment in Barak and therefore incurred a one-time other expense charge of NIS 16.2 million in this quarter.”

“We are currently in the midst of an operational merger with the two other cable companies. The merger will enable us to achieve higher levels of efficiency and uniformity in all aspects of our operations as well as improve our competitive positioning. We are also progressing towards operating our fixed-telephony services in the Israeli market, through HOT Telecom, by year-end. This new line of business will demand total investments of between US$80 million and US$100 million over the next three years, and our share in it will be 26 percent.”

Management will conduct a teleconference today at 10:00 a.m. U.S. Eastern Time. To participate, please dial +1-866-860-9642 in the United States and +972-3-918-0610 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	June 30,		June 30,
	2003	2003	2004	2004
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Adjusted (2)		Reported (1)
	NIS In thousands			U.S. dollars

ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	37,948	711	29,130	6,478
Trade receivables	83,151	69,043	81,122	18,039
Other accounts receivables	19,765	14,129	15,242	3,389

Total current assets	140,864	83,883	125,494	27,906

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliates and partnership	66,807	33,526	77,722	17,283
Investments in other companies	16,241	16,241	-	-
Long-term loans granted to employees	-	40	-	-
Investment in limited partnerships	2,057	-	1,597	355
Rights to broadcast movies and programs	34,927	-	36,848	8,194
Other receivables	885	-	607	135

	120,917	49,807	116,774	25,967

FIXED ASSETS:
Cost	2,028,447	2,017,673	2,066,478	459,524
Less - accumulated depreciation and amortization	1,151,622	1,076,096	1,223,984	272,178

	876,825	941,577	842,494	187,346

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	3,946	5,366	3,477	773

	1,142,552	1,080,633	1,088,239	241,992

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

1

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	June 30,		June 30,
	2003	2003	2004	2004
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Adjusted (2)		Reported (1)
	NIS In thousands			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Short-term bank credit	435,403	519,197	422,277	93,902
Current maturities of debentures	33,701	33,833	34,107	7,584
Accounts payable and accruals:
Trade	94,699	63,577	97,617	21,707
Jointly controlled entity - current account	17,690	13,014	10,993	2,445
Other	158,982	99,116	170,847	37,991

Total current liabilities	740,475	728,737	735,841	163,629

LONG-TERM LIABILITIES:
Accrued severance pay, net	2,106	767	2,276	506
Loans and debentures (net of current maturities):
Loans from bank and others	127,403	118,237	113,904	25,329
Debentures	66,145	100,009	67,170	14,937
Customers' deposits for converters, net of
accumulated amortization	25,675	28,341	23,529	5,232

Total long-term liabilities	221,329	247,354	206,879	46,004

Total liabilities	961,804	976,091	942,720	209,633

SHAREHOLDERS' EQUITY:
Share capital	48,882	48,882	48,899	10,874
Share premium	375,538	401,329	375,538	83,509
Retained earnings (loss)	(243,672)	(288,020)	(278,918)	(62,023)

	180,748	162,191	145,519	32,359
Less-Company's shares held by consolidated company	-	57,649	-	-

Total shareholders' equity	180,748	104,542	145,519	32,359

	1,142,552	1,080,633	1,088,239	241,992

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

2

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

	Three months ended June 30,			Six months ended June 30,		Convenience translation Six months ended June 30, 2004
	2003	2004		2003	2004
	Adjusted (2)	Reported (1)		Adjusted (2)	Reported (1)
	NIS In thousands						U.S. dollars

	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED

Revenue	134,374		150,891	264,712		298,528		66,384

Operating expenses	115,882		120,639	233,474		240,904		53,570

Gross profit	18,492		30,252	31,238		57,624		12,814

Selling, marketing, general and
administrative expenses:
Selling and marketing	9,398		16,496	19,524		31,382		6,978
General and administrative	11,343		10,415	23,114		20,530		4,566

	20,741		26,911	42,638		51,912		11,544

Operating profit (loss)	(2,249)		3,341	(11,400)		5,712		1,270
Financial expenses, net	(30,741)		(16,234)	(45,534)		(28,491)		(6,336)
Other income (expenses), net	2,598		(17,968)	(1,339)		(18,726)		(4,164)

Loss before taxes on income	(30,392)		(30,861)	(58,273)		(41,505)		(9,230)

Taxes on income	-		-	-		-		-

Loss from operations of the Company and
its subsidiaries	(30,392)		(30,861)	(58,273)		(41,505)		(9,230)
Equity in earnings of affiliated companies
and partnership, net	7,773		2,620	11,194		6,259		1,392

Net loss	(22,619)		(28,241)	(47,079)		(35,246)		(7,838)

Loss per ordinary share	(0.78)		(0.96)	(1.63)		(1.2)		(0.27)

Loss per ADS	(1.56)		(1.92)	(3.26)		(2.4)		(0.54)

Weighted average number of shares
outstanding in thousands	28,885		29,361	28,873		29,357		29,357

Weighted average number of ADSs
outstanding in thousands	14,443		14,681	14,436		14,679		14,679

EBITDA calculation:
Operating profit (loss)	(2,249)		3,341	(11,400)		5,712		1,270
Net of the effect of proportional
consolidation	-		(254)	-		(2,298)		(511)
Depreciation and amortization (included
Income from amortization of deposits for
converters)	38,833		34,746	79,441		70,702		15,722

Memo EBITDA(*)	36,584	(**)	37,833	68,041	(**)	74,116	(**)	16,481

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

3

(*)	EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. Nor is meant to be predictive of potential future results. Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

(**)	Not including proportional consolidation.

4